FS-3

                     UNAUDITED PRO FORMA COMBINED CONDENSED
                              FINANCIAL STATEMENTS

     The following unaudited pro forma combined condensed financial statements have been prepared to give effect to Ameren Corporation's proposed purchase of the stock of Illinois Power Corporation from Dynegy Inc. and Dynegy's 20% ownership interest in Electric Energy, Inc. (EEI), (the Transaction), using the purchase method of accounting and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma combined condensed financial statements. These pro forma statements were prepared as if the Transaction had been completed as of January 1, 2003 for statement of income purposes and June 30, 2004 for balance sheet purposes.

     The unaudited pro forma combined condensed financial statements are presented for illustrative purposes only and are not necessarily indicative of the financial position or results of operations that would have actually been reported had the Transaction been completed on the dates referenced above, nor is it necessarily indicative of the future financial position or results of operations. The pro forma combined condensed financial statements include adjustments to reflect the elimination of Illinois Power's intercompany note receivable from the Illinova Corporation, the parent company of Illinois Power and a subsidiary of Dynegy, which is a condition to closing the Transaction under Ameren's agreement with Dynegy to purchase Illinois Power's stock. In addition, the pro forma combined condensed financial statements include adjustments, which are based upon preliminary estimates, to reflect the allocation of the purchase price to the acquired assets and liabilities of Illinois Power and Ameren's increased ownership in EEI, before any integration adjustments. The final allocation of the purchase price will be determined after the completion of the Transaction and will be based upon the determined fair value of actual tangible and intangible assets acquired, as well as liabilities assumed. Because the unaudited pro forma combined condensed financial statements are based upon preliminary estimates, the pro forma adjustments may differ materially from actual adjustments based upon the final purchase price allocation.

     These unaudited pro forma combined condensed financial statements are based upon the respective historical consolidated financial statements of Ameren and Illinois Power and should be read in conjunction with the historical consolidated financial statements of Ameren and Illinois Power and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the reports and other information Ameren and Illinois Power have on file with the Securities and Exchange Commission (SEC). Ameren currently holds a 60% ownership interest in EEI and consolidates it for financial reporting purposes.

     These pro forma combined condensed financial statements are unaudited and are not in compliance with the SEC's Regulation S-X Article 11. Assumptions reflected in the unaudited pro forma combined condensed financial statements are described in the notes to the unaudited pro forma combined condensed financial statements.

Ameren Corporation and Illinois Power Company
(In millions)

                                                                                       JUNE 30, 2004
                                                     -------------------------------------------------------------------------------
                                                              HISTORICAL                                    PRO FORMA
                                                     -------------------------     -------------------------------------------------
                                                                                     FINANCING         PRE-CLOSE      ILLINOIS POWER
                                                       AMEREN    ILLINOIS POWER     ADJUSTMENTS       ADJUSTMENT        ADJUSTMENTS
                                                     -------------------------     -------------------------------------------------
Current assets                                       $     1,652    $      374     $      431(a)   $     (93)(b)(c)  $     (290)(d)
Property and plant, net                                   11,052         2,107                                             (133)(e)
Note receivable from affiliate                                 -         2,271                        (2,271)(b)
Goodwill and intangible assets, net                          565             -                                               87 (f)
Investments and other non-current assets                   1,408           268                            (1)(b)
                                                     -------------------------------------------------------------------------------

   Total assets                                      $    14,677    $    5,020     $      431      $  (2,365)        $     (336)
                                                     ===============================================================================

Short-term debt and current maturities of
   long-term debt                                    $       326    $      220     $        -      $     (77)(c)     $        -
Other current liabilities                                    708           179                           (33)(b)             59 (g)
Long-term debt and preferred stock subject
   to mandatory redemption                                 4,072         1,668                                              100 (h)
Deferred credits and other non-current liabilities         4,126         1,362                        (1,157)(b)            (48)(g)
Preferred stock not subject to mandatory
   redemption                                                182            46
Minority interest in consolidated subsidiaries                25             -
Common stockholders' equity                                5,238         1,545            431(a)      (1,098)(b)           (447)(i)
                                                     -------------------------------------------------------------------------------

     Total liabilities and stockholders' equity      $    14,677    $    5,020     $      431      $  (2,365)        $     (336)
                                                     ===============================================================================


(Table Break)



                                                            JUNE 30, 2004
                                                     ------------------------------
                                                             PRO FORMA
                                                     ------------------------------
                                                         EEI
                                                      ADJUSTMENTS        COMBINED
                                                     ------------------------------
Current assets                                       $      (125(j)    $      1,949
Property and plant, net                                                      13,026
Note receivable from affiliate                                                    -
Goodwill and intangible assets, net                          113(j)             765
Investments and other non-current assets                                      1,675
                                                     ------------------------------

   Total assets                                      $       (13)      $     17,415
                                                     ==============================

Short-term debt and current maturities of
   long-term debt                                    $         -       $        469
Other current liabilities                                                       913
Long-term debt and preferred stock subject
   to mandatory redemption                                                    5,840
Deferred credits and other non-current liabilities                            4,283
Preferred stock not subject to mandatory
   redemption                                                                   228
Minority interest in consolidated subsidiaries               (13)(j)             13
Common stockholders' equity                                                   5,669
                                                     ------------------------------

     Total liabilities and stockholders' equity      $       (13)      $     17,415
                                                     ==============================


UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
AMEREN CORPORATION AND ILLINOIS POWER COMPANY
(IN MILLIONS)

                                                                  SIX MONTHS ENDED JUNE 30, 2004
                                                --------------------------------------------------------------------
                                                             HISTORICAL                          PRO FORMA
                                                ------------------------------        ------------------------------
                                                    AMEREN      ILLINOIS POWER          ADJUSTMENTS        COMBINED
                                                ------------------------------        ------------------------------

OPERATING REVENUES                              $     2,368     $       781           $        - (a)      $    3,149

OPERATING EXPENSES:
     Fuel and purchased power                           553             305                  (53)(a),(b)         806
     Gas purchased for resale                           288             193                                      481
     Other operations and maintenance                   649              99                                      748
     Depreciation and amortization                      262              61                                      323
     Taxes other than income taxes                      154              37                                      191
                                                --------------------------------------------------------------------
       TOTAL OPERATING EXPENSES                       1,906             695                  (53)              2,549
                                                --------------------------------------------------------------------
OPERATING INCOME                                        462              86                   53                 601

OTHER INCOME AND (DEDUCTIONS)                             7              96                  (83)(c),(d)          20
INTEREST CHARGES AND PREFERRED DIVIDENDS`               135              80                                      215
INCOME TAXES                                            119              42                  (12)(e)             149
                                                --------------------------------------------------------------------
NET INCOME FROM CONTINUING OPERATIONS           $       215     $        60           $      (19)                256
                                                ====================================================================

EARNINGS FROM CONTINUING OPERATIONS PER COMMON SHARE:
     Basic                                      $      1.20                                      (f)            1.32
     Diluted                                    $      1.20                                      (f)            1.32

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
     Basic                                            178.5                                 14.8 (f)           193.3
     Diluted                                          178.7                                 14.8 (f)           193.5


UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
AMEREN CORPORATION AND ILLINOIS POWER COMPANY
(IN MILLIONS)

                                                                       YEAR ENDED DECEMBER 31, 2003
                                                --------------------------------------------------------------------
                                                             HISTORICAL                          PRO FORMA
                                                ------------------------------        ------------------------------
                                                    AMEREN      ILLINOIS POWER          ADJUSTMENTS        COMBINED
                                                ------------------------------        ------------------------------

OPERATING REVENUES                              $     4,593     $     1,568           $      (53)(a)      $    6,108

OPERATING EXPENSES:
     Fuel and purchased power                         1,055             681                 (119)(a),(b)       1,617
     Gas purchased for resale                           457             316                                      773
     Other operations and maintenance                 1,173             204                                    1,377
     Depreciation and amortization                      519             121                                      640
     Taxes other than income taxes                      299              68                                      367
                                                --------------------------------------------------------------------
       TOTAL OPERATING EXPENSES                       3,503           1,390                 (119)              4,774
                                                --------------------------------------------------------------------
OPERATING INCOME                                      1,090             178                   66               1,334

OTHER INCOME AND (DEDUCTIONS)                             5             178                 (166)(c),(d)          17
INTEREST CHARGES AND PREFERRED DIVIDENDS`               288             165                                      453
INCOME TAXES                                            301              74                  (38)(e)             337
                                                --------------------------------------------------------------------
NET INCOME FROM CONTINUING OPERATIONS           $       506     $       117           $      (62)                561
                                                ====================================================================

EARNINGS FROM CONTINUING OPERATIONS PER COMMON SHARE:
     Basic                                      $      3.14                                      (f)      $     2.94
     Diluted                                    $      3.14                                      (f)      $     2.93

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
     Basic                                            161.1                                 30.0 (f)           191.1
     Diluted                                          161.4                                 30.0 (f)           191.4


      NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS


NOTE 1 - BASIS OF PRESENTATION

     On February 2, 2004, Ameren entered into an agreement with Dynegy to purchase the stock of Decatur, Illinois-based Illinois Power and Dynegy's 20% ownership interest in EEI. Illinois Power operates a rate-regulated electric and natural gas transmission and distribution business serving approximately 600,000 electric and 415,000 gas customers in areas contiguous to our existing Illinois utility service territories. The total Transaction value is approximately $2.3 billion, including the assumption of Illinois Power debt and preferred stock, which is expected to approximate $1.8 billion at closing, with the balance of the purchase price to be paid in cash at closing. Ameren will place $100 million of the cash portion of the purchase price in a six-year escrow pending resolution of certain contingent environmental obligations of Illinois Power and other Dynegy affiliates for which Ameren has been provided indemnification by Dynegy. In addition, this Transaction includes a firm capacity power supply contract for Illinois Power's annual purchase of up to 2,800 megawatts of electricity from a subsidiary of Dynegy. This contract will extend through 2006 and is expected to supply about 70% of Illinois Power's customer requirements.

     Ameren's financing plan for this Transaction includes the issuance of new Ameren common stock. In February 2004, Ameren issued 19.1 million common shares that generated net proceeds of $853 million, and in July 2004, Ameren completed its issuance of common stock for this Transaction with the issuance of 10.9 million common shares that generated net proceeds of $445 million. Proceeds from these sales are expected to be used to finance the cash portion of the purchase price, to reduce Illinois Power debt assumed as part of this Transaction and to pay any related premiums.

     Upon completion of the acquisition, expected by the end of 2004, Illinois Power will become an Ameren subsidiary operating as AmerenIP. The Transaction remains subject to the approval of the Illinois Commerce Commission (ICC), the SEC under the Public Utilities Holding Company Act and other customary closing conditions.

     The purchase price allocation utilized is preliminary. The final determination of the allocation of purchase price will be determined based on the fair value of assets acquired and the fair value of liabilities assumed as of the date that the acquisition is consummated. The purchase price allocation will remain preliminary until Ameren is able to evaluate the fair value of assets acquired and liabilities assumed.


NOTE 2 - PRO FORMA ADJUSTMENTS

     The following adjustments reflected in the unaudited pro forma combined condensed balance sheet at June 30, 2004, reflect the estimated impact of events that are attributable to the acquisition by Ameren of Illinois Power and Dynegy's 20% ownership interest in EEI.

     (a) To record the net proceeds ($445 million) of Ameren's issuance of 10.9 million common shares in July 2004 to complete its issuance of common stock for this Transaction. In February 2004, Ameren issued 19.1 million common shares that generated net proceeds of $853 million. Proceeds from these sales are expected to be used to finance the cash portion of the purchase price, to reduce Illinois Power debt assumed as part of this Transaction and to pay any related premiums. Net proceeds are offset by $14 million to reflect an equity adjustment for the first two quarters of 2004 for dividend payments on the 10.9 million common shares.

     (b) To eliminate Illinois Power's intercompany note receivable from Illinova bearing interest at an annual rate of 7.5%. Ameren's agreement with Dynegy to purchase the stock of Illinois Power requires that within no more than two days prior to closing the Transaction, the intercompany note must be eliminated.

         The intercompany note receivable will be eliminated as follows : (i) the principal balance of the intercompany note ($2.3 billion) will be reduced by the offsetting of certain payables owed by Illinois Power to Illinova or other Dynegy entities ($33 million); (ii) the principal balance of the intercompany note will also be offset by the amount of the interest that has been paid by Illinova on the intercompany note but not yet earned ($85 million); and (iii.) a portion of the remaining balance of the intercompany note and related assets ($16 million current and $1 million non-current) will be eliminated in consideration of Illinova's assumption of Illinois Power's net deferred tax obligations ($1.1 billion) and Illinois Power's contemporaneous repurchase (and cancellation immediately thereafter) of a portion of its common stock. The remaining principal balance of the intercompany note ($1.1 billion) will be eliminated with a corresponding reduction to Illinois Power's retained earnings.

     (c) To reflect Illinois Power's July 2004 termination of a capital lease with the original lessor for four gas turbines located in Tilton, Illinois. These gas turbines had been sublet to a Dynegy subsidiary. This adjustment eliminates the receivable from the Dynegy subsidiary of $77 million and the corresponding current obligation to the original lessor.

     (d) To reflect the cash portion of Ameren's acquisition of Illinois Power's stock ($250 million) and the estimated cash paid for Transaction and transition costs ($40 million).

     (e) To reflect the elimination of a fair value adjustment ($133 million) related to Illinois Power's power supply agreement with EEI. As a condition to FERC's approval of the Transaction, 125 megawatts of EEI's power must be sold to a nonaffiliate of Ameren.

     (f) To record goodwill arising from Ameren's acquisition of Illinois Power's stock of $87 million. Goodwill was calculated as follows:

          Cash purchase price, including transaction and
            transition costs............................................ $  290
          Debt assumption, including current maturities.................  1,911
          Other liabilities assumed.....................................    362
          Preferred stock...............................................     46
          Tangible assets............................................... (2,522)
          Specifically-identifiable intangible assets...................    ( -)
                                                                        -------
          Allocation to goodwill........................................$    87
                                                                        =======

     (g) To accrue liabilities for estimated severance costs ($9 million - assumed current) and the estimated difference between (1) energy prices under the firm capacity power supply contract, which was entered into as part of the Transaction, for Illinois Power's annual purchase of up to 2,800 megawatts of electricity from a subsidiary of Dynegy and (2) the market prices at the date the Transaction closes (assumed hypothetically to be $100 million for purposes of the pro forma condensed balance sheet - $50 million assumed current, $50 assumed non-current).

          To eliminate accumulated deferred investment tax credits ($19 million-non-current) since Ameren's acquisition of Illinois Power is an asset purchase for tax purposes.

          To record net deferred tax assets attributable to the tax effect of pro forma adjustments ($79 million - assumed non-current).

     (h) To establish a $100 million liability for estimated premiums to redeem certain Illinois Power debt.

     (i)  To eliminate Illinois Power's historical stockholder's equity.

     (j) To reflect Ameren's cash payment for Dynegy's 20% ownership in EEI ($125 million), the resulting reduction in Ameren's minority interest ($12.5 million) associated with EEI, and the goodwill arising from Ameren's increased ownership interest in EEI calculated as the difference between the cash purchase price and the fair value of Ameren's incremental share of the fair value of EEI's assets and liabilities ($113 million). Prior to the Transaction, Ameren owned a 60% ownership interest in EEI.

     The following adjustments in the pro forma combined condensed income statements reflect the estimated impact of the Transaction on the historical combined results of Ameren and Illinois Power for the six months ended June 30, 2004, and the year ended December 31, 2003. The income tax effect of certain pro forma adjustments was calculated using an estimated 38% effective tax rate.

     (a) To eliminate the effects of electricity and other agreements between Ameren and Illinois Power (June 30, 2004 - less than $1 million; December 31, 2003 - $53 million).

     (b)  To record a credit to purchased power expense reflecting:

          o estimated lower purchased power costs under Ameren's firm capacity power supply contract for Illinois Power's purchase of electricity from a subsidiary of Dynegy entered into as part of the agreement to acquire Illinois Power compared to the costs historically incurred by Illinois Power under a different power purchase agreement (June 30, 2004 - $28 million; December 31, 2003 - $16 million), and

          o amortization of the purchased power contract fair value adjustment, which was hypothetically assumed to be $100 million in the pro forma combined condensed balance sheet. Assumed straight-line amortization of the purchased power contract fair value adjustment over the contract's two year life; however, the actual fair market adjustment will be amortized based on actual units purchased under the contract (June 30, 2004 - $25 million; December 31, 2003 - $50 million).

     (c) To eliminate interest income previously reported by Illinois Power from Illinois Power's intercompany note receivable from Illinova, which will be eliminated prior to closing the Transaction (June 30, 2004 - $85 million; December 31, 2003 - $170 million).

     (d) To reflect lower minority interest in EEI with Ameren's acquisition of Dynegy's 20% ownership in EEI (June 30, 2004 - $2 million; December 31, 2003 - $4 million).

     (e) To reflect the tax effect of the pro forma adjustments at the estimated combined federal and state statutory rate of 38% (June 30, 2004 - $12 million; December 31, 2003 - $38 million).

     (f) Pro forma basic and diluted earnings per common share are computed by dividing the pro forma net income attributable to common stockholders by Ameren's weighted-average number of common shares outstanding, plus the weighted average shares issued to complete the financing of the Transaction.